DENMARK BANCSHARES, INC.

EXHIBIT (11.1)

STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

	For the Years Ended December 31,
	2007	2006	2005
Net income	$3,310,155	$2,014,952	$2,585,874
Weighted average shares outstanding	119,053	119,429	120,387
Net income per share	$27.80	$16.87	$21.48